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Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Phillips 66 Partners LP
Registration Statement on Form S-1
Filed March 27, 2013
File No. 333-187582

Ladies and Gentlemen:

Set forth below, on behalf of Phillips 66 Partners LP, a Delaware limited partnership (the “Partnership”), are the Partnership’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 12, 2013, with respect to the Partnership’s Form S-1 initially filed with the Commission on March 27, 2013, File No. 333-187582 (the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, the Partnership has hand delivered five copies of this letter, as well as five copies of Amendment No. 5 marked to show all changes made since Amendment No. 4 to the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked copy of Amendment No. 5 unless otherwise indicated.

July 15, 2013

Amendment No. 4 to Registration Statement on Form S-1 Filed June 27, 2013

New Forms of Opinion

1.	We note that the majority of the exhibits filed to date are only “forms of” documents. Please file final versions of the opinions and the various form agreements once they are ready, being sure to allow enough time for you to respond to any new staff comments that may follow. To expedite the staff’s review, please also provide marked versions of each changed document.

Response: We acknowledge the Staff’s comment and note that the Partnership has filed with Amendment No. 5 executed versions of the legal opinions of Latham & Watkins LLP. With respect to the remaining “form of” agreements that are attached as exhibits to the Registration Statement, we note that those form agreements are the final versions of the agreements that will be executed contemporaneously with the closing of the offering contemplated by the Registration Statement. The Partnership undertakes to file the executed version of each of the form agreements as an exhibit to its first Current Report on Form 8-K following the closing of the offering.

Exhibit 5.1

2.	To eliminate any potential ambiguity relating to the sentence which constitutes the third paragraph in the legality opinion, please ask counsel to revise its opinion to clarify that the portion of the sentence which begins on page 2 is the “then” consequence of the earlier “when” portion of the sentence from the first page.

Response: The Partnership has obtained and filed a revised opinion as requested. Please see Exhibit 5.1 filed with Amendment No. 5. Additionally, we have included as Exhibit A hereto a copy of the opinion marked to show all changes from the form of opinion filed with Amendment No. 4.

Exhibit 8.1

3.	In the penultimate paragraph, counsel indicates in part that the opinion may not be “furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose….” Notwithstanding the other portions of the paragraph, please obtain and file an opinion which does not include this impermissible limitation on reliance.

Response: The Partnership has obtained and filed a revised opinion as requested. Please see Exhibit 8.1 filed with Amendment No. 5. Additionally, we have included as Exhibit B hereto a copy of the opinion marked to show all changes from the form of opinion filed with Amendment No. 4.

The Partnership hereby acknowledges the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please do not hesitate to contact me at (713) 546-7486 if I can be of further assistance.

Very truly yours,

/s/ Thomas G. Brandt

Thomas G. Brandt

of LATHAM & WATKINS LLP

Cc:	Paul Monsour, Securities and Exchange Commission
Timothy Levenberg, Securities and Exchange Commission
John Cannarella, Securities and Exchange Commission
Karl Hiller, Securities and Exchange Commission
Greg Maxwell, Phillips 66
Mike Riggs, Phillips 66
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
David Buck, Andrews Kurth LLP